EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(millions of dollars)
Income from continuing operations	$39,500	$36,130	$25,330	$20,960	$11,011
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	(411)	(513)	(475)	(205)	(140)
Provision for income taxes(1)	28,795	24,885	16,644	11,734	7,073
Capitalized interest	(162)	(89)	(180)	(180)	(143)
Minority interests in earnings of consolidated subsidiaries	1,051	795	773	692	206

	68,773	61,208	42,092	33,001	18,007

Fixed Charges:(1)
Interest expense—borrowings	184	200	182	182	368
Capitalized interest	532	443	515	497	442
Rental expense representative of interest factor	801	593	498	424	587
Dividends on preferred stock	—	7	5	3	5

	1,517	1,243	1,200	1,106	1,402

Total adjusted earnings available for payment of fixed charges	$70,290	$62,451	$43,292	$34,107	$19,409

Number of times fixed charges are earned	46.3	50.2	36.1	30.8	13.8

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent-owned companies and majority-owned subsidiaries that are not consolidated.